# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Outlook Therapeutics, Inc., CIK 0001649989
CUSIP: 69012T305
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 111 S. Wood Avenue, Unit #100, Iselin, New Jersey (NJ), 08830
Date of event which requires filing of this statement: 03/31/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001232621

## Reporting persons
- TANG CAPITAL MANAGEMENT, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 1,900,000; sole dispositive power 0; shared dispositive power 1,900,000; aggregate amount beneficially owned 1,900,000 (5.6% of the class)
  Comment: Tang Capital Management, LLC ("TCM") beneficially owns 1,900,000 shares of the Issuer's Common Stock, which consists of: (i) 400,000 shares of the Issuer's Common Stock and (ii) 1,500,000 shares currently issuable upon exercise of Warrants (the "Warrants," as defined in the Issuer's Registration Statement filed on Form S-3 with the Securities and Exchange Commission on March 20, 2025). The percentages used herein are based on 34,120,177 shares of Common Stock outstanding, which is comprised of: (i) 32,620,177 shares of Common Stock outstanding as of March 13, 2025, as set forth in the Issuer's Registration Statement filed on Form S-3 that was filed with the Securities and Exchange Commission on March 20, 2025 and (ii) 1,500,000 shares currently issuable upon exercise of Warrants. TCM shares voting and dispositive power over such shares with Tang Capital Partners, LP ("TCP"), Tang Capital Partners International, LP ("TCPI"), Tang Capital Partners III, Inc. ("TCP III") and Kevin Tang.
- KEVIN TANG: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 1,900,000; sole dispositive power 0; shared dispositive power 1,900,000; aggregate amount beneficially owned 1,900,000 (5.6% of the class)
  Comment: Kevin Tang beneficially owns 1,900,000 shares of the Issuer's Common Stock, which consists of: (i) 400,000 shares of the Issuer's Common Stock and (ii) 1,500,000 shares currently issuable upon exercise of Warrants. Kevin Tang shares voting and dispositive power over such shares with TCP, TCPI, TCP III and TCM.
- TANG CAPITAL PARTNERS, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 1,662,182; sole dispositive power 0; shared dispositive power 1,662,182; aggregate amount beneficially owned 1,662,182 (4.9% of the class)
  Comment: TCP beneficially owns 1,662,182 of the Issuer's Common Stock, which consists of: (i) 162,182 shares of the Issuer's Common Stock and (ii) 1,500,000 shares currently issuable upon exercise of Warrants. TCP owns 1,500,000 of the Issuer's Warrants, which are each exercisable for one share of the Issuer's Common Stock. TCP may not exercise any portion of the Warrants for shares of Common Stock if, as a result of the exercise, TCP, together with its affiliates and any other person or entity acting as a group, would own more than 9.99% of the Issuer's outstanding shares of Common Stock after exercise. However, TCP may increase such percentage to any other percentage, not in excess of 19.99% (to the extent such limit is required under applicable Nasdaq rules), by providing written notice to the Issuer, provided that any increase in such percentage shall not be effective until 61 days after notice is provided to the Issuer. The foregoing limitations remain in effect with respect to the Warrants, and, accordingly, all 1,500,000 shares are currently issuable upon exercise of Warrants. TCP shares voting and dispositive power over such shares with TCM and Kevin Tang.
- TANG CAPITAL PARTNERS INTERNATIONAL, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 102,818; sole dispositive power 0; shared dispositive power 102,818; aggregate amount beneficially owned 102,818 (0.3% of the class)
  Comment: TCPI shares voting and dispositive power over such shares with TCM and Kevin Tang.
- TANG CAPITAL PARTNERS III, INC: type of reporting person: corporation (CO); citizenship or place of organization: Nevada (NV); sole voting power 0; shared voting power 135,000; sole dispositive power 0; shared dispositive power 135,000; aggregate amount beneficially owned 135,000 (0.4% of the class)
  Comment: TCP III shares voting and dispositive power over such shares with TCM and Kevin Tang.
- TANG CAPITAL PARTNERS IV, INC: type of reporting person: corporation (CO); citizenship or place of organization: Nevada (NV); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Issuer
Name of issuer: Outlook Therapeutics, Inc.
Address of issuer's principal executive offices: 111 S. Wood Avenue, Unit #100, Iselin, NJ, 08830

## Item 2. Person Filing
Name of person filing: This Statement on Schedule 13G (this "Statement") is filed by TCM, the general partner of TCP and TCPI; Kevin Tang, the manager of TCM and Chief Executive Officer of TCP III and Tang Capital Partners IV, Inc. ("TCP IV"); TCP; TCPI; TCP III; and TCP IV.
Address of principal business office or, if none, residence: The address of TCM, Kevin Tang, TCP and TCPI is 4747 Executive Drive, Suite 210, San Diego, CA 92121. The address of TCP III and TCP IV is 400 S. 4th Street, 3rd Floor, Las Vegas, NV 89101.
Citizenship: TCM is a Delaware limited liability company. Mr. Tang is a United States citizen. TCP and TCPI are Delaware limited partnerships. TCP III and TCP IV are Nevada corporations that are indirectly wholly owned by TCP.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 1,900,000
Percent of class: 5.6%
Sole power to vote or to direct the vote: 0 shares
Shared power to vote or to direct the vote: 1,900,000 shares
Sole power to dispose or to direct the disposition: 0 shares
Shared power to dispose or to direct the disposition: 1,900,000 shares

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- TANG CAPITAL MANAGEMENT, LLC: /s/ Kevin Tang, Manager (05/15/2025)
- KEVIN TANG: /s/ Kevin Tang, Self (05/15/2025)
- TANG CAPITAL PARTNERS, LP: /s/ Kevin Tang, Manager, Tang Capital Management, LLC, General Partner (05/15/2025)
- TANG CAPITAL PARTNERS INTERNATIONAL, LP: /s/ Kevin Tang, Manager, Tang Capital Management, LLC, General Partner (05/15/2025)
- TANG CAPITAL PARTNERS III, INC: /s/ Kevin Tang, Chief Executive Officer (05/15/2025)
- TANG CAPITAL PARTNERS IV, INC: /s/ Kevin Tang, Chief Executive Officer (05/15/2025)